UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Resignation of Mr. Kao

ZTO Express (Cayman) Inc. (the “Company”) announced that Mr. Tsun-Ming Daniel Kao has tendered his resignation as an independent director of the board of directors of the Company (the “Board”) and a member of the nominating and corporate governance committee of the Board, due to his plan to commit more time on other professional endeavors, effective December 31, 2025. Mr. Kao’s resignation was not due to any disagreement with the Board or the Company. The Company extends its sincere gratitude to Mr. Kao’s service and wishes him the best in his future endeavors.

Exhibit Index

Exhibit 99.1 – Announcement—Resignation of Independent Non-executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: December 31, 2025